January 5, 2010

Mr. Rufus Decker
Accounting Branch Chief
Mail Stop 4631
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC   20549-4631

RE:	Form 10-K for the year ended December 31, 2008
Form 10-Q for the period ended October 4, 2009 SEC File No. 1-12164- Wolverine Tube, Inc. (“WTI”)

Dear Mr. Decker:

Following is our response to your comment letter, dated December 18, 2009 relative to our Form 10-K and Form 10-Q, as noted above:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Note 30. Condensed Consolidating Financial Information, page 89

2.  We note your response to prior comment 4.  Given that your equity method investment in Wolverine Tube (Shanghai) Co., Limited does not guarantee the debt, please revise your financial information to reflect this equity method investment in the non-guarantor column and correspondingly expand your disclosures regarding this entity.  Your disclosures should include a discussion about how Wolverine Tube (Shanghai) Co., Limited used to guarantee the debt until the sale of an additional 20% interest of this entity on September 15, 2008.  On September 15, 2008, this entity became an equity method investment and no longer served as a guarantor.

Response:  Wolverine Tube (Shanghai) Co., Limited has never served as a guarantor. Wolverine Tube (Shanghai) Co., Limited was a non-guarantor majority-owned consolidated subsidiary until September 15, 2008.  With the sale of the additional 20% interest on September 15, 2008, Wolverine Tube (Shanghai) Co., Limited became an unconsolidated equity method investment when our ownership decreased to 50% and we no longer had a controlling financial interest in the entity.  This equity method investee does not guarantee the debt either.  Therefore, we believe it is appropriate to continue to report the equity method investment in the parent column in future filings.  The parent company is the holder of the debt, not a guarantor. In future filings we will include the following statement in the Condensed Consolidating Financial Information footnote:  “Included in our Parent Company is our equity method investment in Wolverine Tube (Shanghai) Co., Limited.  This equity method investment, Wolverine Tube (Shanghai) Co., Limited, does not guarantee the debt and is no longer a subsidiary of Wolverine Tube, Inc., therefore, we are reporting the investment under the parent column of the Condensed Consolidating Financial Information rather than the non-guarantor subsidiary column.”

FORM 10-K/A#2 FOR THE YEAR ENDED DECEMBER 31, 2008

General

3.  We reissue prior comment 7.  Rule 12b-15 of Regulation 12B states that amendments filed must set forth the complete text of each item as amended.  In this regard, please amend your Form 10-K for the year ended December 31, 2008 to provide all of Item 8, which should include a complete set of financial statements.  Please also include updated certifications which refer to the Form 10-K/A in the amendment.

Response:   Amendment No. 3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 was filed on December 29, 2009 for the sole purpose of setting forth the complete text of Item 8 of our Form 10-K for the year ended December 31, 2008 per Rule 12b-15 of Regulation 12B to incorporate Amendments No. 1 and 2.  Updated certifications were also included in the filing.

****

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ David A Owen

David A. Owen
Sr. VP, CFO and Secretary